# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quanterix Corp, CIK 0001503274
CUSIP: 74766Q101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 900 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 07/11/2025
Amends the filing with accession number 0001539497-25-000822
Filed by CIK 0002037231
Persons authorized to receive notices and communications: BENJAMIN NATTER, KENT LAKE PR LLC, Carr. 115 km 12.1 Ave., Albizu Campos #2490 Suite 28, Rincon, Puerto Rico (PR), 00677, 415-237-0007; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,089,500; sole dispositive power 0; shared dispositive power 2,089,500; aggregate amount beneficially owned 2,089,500 (4.5% of the class)
- Kent Lake PR LLC (CIK 0002037231): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Puerto Rico (PR); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,089,500; sole dispositive power 0; shared dispositive power 2,089,500; aggregate amount beneficially owned 2,089,500 (4.5% of the class)
- Benjamin Natter: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,089,500; sole dispositive power 0; shared dispositive power 2,089,500; aggregate amount beneficially owned 2,089,500 (4.5% of the class)
- Alexander G. Dickinson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bruce Felt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hakan Sakul: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Quanterix Corp
Address of issuer's principal executive offices: 900 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Comment: Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities purchased by Kent Lake Partners, were purchased with working capital in open market purchases as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 2,089,500 Shares directly owned by Kent Lake Partners is approximately $16,846,942, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 1 to the Schedule 13D, on February 28, 2025, Kent Lake delivered a letter to the Issuer nominating Alexander G. Dickinson, Bruce Felt and Hakan Sakul (the "Nominees") for election to the Board of Directors of the Issuer (the "Board") at the 2025 annual meeting of stockholders (the "Annual Meeting"). On July 11, 2025, Kent Lake resubmitted its nomination of the Nominees for election to the Board at the Annual Meeting following the Issuer's disclosure that the Annual Meeting will now be held on September 23, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially own 2,089,500 shares in the aggregate, representing approximately 4.5% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon approximately 46,654,879 outstanding, which is the total number of shares outstanding as reported in the Issuer's Post-Effective Amendment No. 3 on Form S-8 filed with the Securities and Exchange Commission on July 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: During the past sixty days, none of the Reporting Persons has effected any transaction in the Shares, except as set forth in Exhibit 1, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 11, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 1: Transactions in the Shares.

## Signatures
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (07/15/2025)
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (07/15/2025)
- Benjamin Natter: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (07/15/2025)
- Alexander G. Dickinson: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (07/15/2025)
- Bruce Felt: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (07/15/2025)
- Hakan Sakul: /s/ Benjamin Natter, Indvidually and as attorney-in-fact for Alexander G. Dickinson, Bruce Felt and Hakan Sakul (07/15/2025)